Exhibit 99.1

MTS Issues an Important Message to its Shareholders

Ra’anana, Israel / Powder Springs, Georgia, USA – April 28, 2021 - Mer Telemanagement Solutions Ltd. (“MTS” or the “Company”) (Nasdaq Capital Market: MTSL), a global provider of telecommunications expense management (TEM), call accounting and contact center software, today issued the following important message to its shareholders:

Dear Shareholders,

We are approaching you in order to highlight the change in circumstances and events that occurred since we published the notice and proxy statement in connection with an extraordinary shareholders’ meeting (the “Meeting”) called at the request of Mr. David Elliot Lazar, Custodian Ventures LLC and Activist Investing LLC (together the “Lazar Group”). The Meetings is scheduled for Wednesday, May 5, 2021 at 12:30 p.m. (Israel time).

On April 12, 2021, MTS published a position statement submitted by the Lazar Group, in which the Lazar Group included baseless accusations towards the Company’s management, specifically concentrating on the “substantial doubt” that exists with respect to the outcome of the letter of intent executed by MTS in connection with a potential transaction, claiming that the current Board is “utterly incompetent to negotiate deals or create value to the Company’s shareholders.”

Moreover, in its position statement, the Lazar Group claimed, without providing any evidence or additional information, that Mr. Lazar (30), has, since 2012, “led and been involved in dozens of transactions involving publicly-traded companies,” not even claiming that any of these purported transactions were successful or contributed to increasing value to the shareholders of such companies.

On April 15, 2021, MTS published the execution of the Agreement and Plan of Merger among MTS, New SL Acquisition Corp. and SharpLink, Inc., a leading online technology company that works with sports leagues, fantasy sports sites and sports media companies to connect fans to relevant and timely betting content sourced from its sportsbook partners (the “SharpLink Transaction”).

On April 20, 2021, the Lazar Group, which increased its holdings in the Company’s ordinary shares from approximately 9.5% to approximately 14.2% in the days prior to the record date for the Meeting (April 1, 2021), submitted a Schedule 13D to the Securities and Exchange Commission reporting that it sold almost all of its holdings in the Company on April 16, 2021 and currently holds approximately 1.1% of the Company’s ordinary shares. Thus, the Lazar Group seized the opportunity created by the substantial increase in the market price of the Company’s shares following the publication of the SharpLink Transaction, and made substantial gains in the process. The Lazar Group, who reported holding approximately 1.1% of the Company’s ordinary shares as of April 20, 2021, noted in its Schedule 13D that it still intends to vote the shares held by it as of the Meeting record date (approximately 14.2%) for the removal of the MTS current Board members, but did not state whether and how it will vote the shares it previously held in connection with its own board nominees.

In addition, on April 20, 2021, even prior to the publication of the updated Schedule 13D by the Lazar Group, the leading independent proxy advisory firm, Institutional Shareholder Services (ISS) has recommended* that the shareholders vote AGAINST the Lazar Group proposals and FOR the proposal presented by MTS to reelect two of its current Board members.

According to the ISS report*: “The dissident’s critique of the company’s performance is short on details and its argument that that the current board could not come up with a value-enhancing deal appears to be disproved by recent events. Overall, the dissident failed to make a compelling case for board changes. Consequently, the dissident proposals seeking the removal of three incumbent directors and the appointment of three dissident nominees do not warrant shareholder support.” [emphasis added]

ISS came to this conclusion following an independent review of MTS’s public filings and the Lazar Group’s position statement.

* Permission neither sought nor obtained from ISS.

In conclusion, the Lazar Group failed to base any of its accusations towards the Company’s current management on any facts and its position statement was effectively rendered moot by the publication, just three days later, of the SharpLink Transaction. The Lazar Group continues to seek to take over the Company using the voting power of shares it no longer owns and thereby interfere with the Company’s business and with the consummation of the SharpLink Transaction. The Lazar Group quickly chose to sell the substantial majority of its shares when it recognized the opportunity created by the publication of the SharpLink Transaction, and as a result currently bears little, if any, economic interests that are aligned with the interests of the Company and its shareholders.

The recent events described herein strengthen the position and recommendation of the Company’s Board of Directors as included in the proxy statement published in connection with the Meeting:

•	The Company’s Board of Directors recommends that you vote AGAINST the proposals presented by the Lazar Group (proposals 1 and 2 on the proxy card).
•	The Company’s Board of Directors recommends that you vote FOR the proposal presented by the Company’s Board of Directors (proposal 3 on the proxy card).
Shareholders may vote their ordinary shares by means of a proxy card, which is required to be received by the Company, along with the documentation set forth in the proxy statement, at least four (4) hours prior to the appointed time of the Meeting, to be counted for the Meeting.

The Company will convene a separate general meeting of its shareholders to the SharpLink Transaction and other required matters.

About MTS

Mer Telemanagement Solutions Ltd. (MTS) is focused on innovative products and services for enterprises in the area of telecom expense management (TEM), call accounting and contact center software. Headquartered in Israel, MTS markets its solutions through wholly-owned subsidiaries in Israel, the U.S. and Hong Kong, as well as through distribution channels. For more information please visit the MTS web site: www.mtsint.com

Forward Looking Statements

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, the consummation of the SharpLink Transaction, the Company’s ability to achieve  profitable operations, its ability  to continue to operate as a going concern, its ability to continue to meet NASDAQ continued listing requirements, customer acceptance of new products, the effects of the spread of Coronavirus (COVID-19) and future measures taken by authorities in the countries in which we operate on our operations, the demand for our products and our customers’ economic condition, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel,  general economic conditions and other risk factors detailed in the Company’s annual report and other filings with the United States Securities and Exchange Commission.

MTS Contact:

Ofira Bar
CFO
Tel: +972-9-7777-540

Investors:

Chuck Garske
Okapi Partners
(212) 297-0720